March 10, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Roundhill ETF Trust
Post-Effective Amendment No. 218
(Registration Statement File Nos. 333-273052, 811-23887)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Roundhill 4X SPY ETF and Roundhill 4X QQQQ ETF (each, a “Fund,” and collectively, the “Funds”), Roundhill ETF Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 218, originally filed with the Securities and Exchange Commission on January 23, 2026 (Accession No. 0001398344-26-001118).

The Trust no longer intends to seek effectiveness of the Funds and no securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Roundhill ETF Trust

By:	/s/ Sean Poyntz
Sean Poyntz
Secretary